Issuer Free Writing Prospectus dated August 17, 2020

Relating to Prospectus dated August 12, 2020

Filed Pursuant to Rule 433

Registration No. 333-244401

This free writing prospectus updates, and should be read together with, the prospectus dated August 12, 2020 included in the issuer’s registration statement on Form S-3 (File No. 333-244401), which may be accessed on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing the issuer’s filings for the relevant date on the SEC web site):

https://www.sec.gov/Archives/edgar/data/1609809/000119312520220574/d24456d424b5.htm

Seres Therapeutics, Inc. Announces Closing of Public Offerings of 12,075,000 Shares of Common Stock

CAMBRIDGE, Mass. — August 17, 2020 — Seres Therapeutics, Inc. (Nasdaq: MCRB) (“Seres”), a leading microbiome therapeutics platform company developing a novel class of multifunctional bacterial consortia that are designed to functionally interact with host cells and tissues to treat disease, today announced the closing of an underwritten public offering of 12,075,000 shares of its common stock, at a public offering price of $21.50 per share, before underwriting discounts and commissions, and including the exercise in full of the underwriters’ option to purchase an additional 1,575,000 shares of common stock. The net proceeds from the offering, together with the net proceeds from a substantially concurrent registered direct offering of 959,002 shares of common stock to Société des Produits Nestlé S.A., after deducting underwriting discounts and commissions and estimated offering expenses, are expected to be approximately $263.7 million. All of the shares in the offerings were sold by Seres.

Cowen and Company, LLC and Piper Sandler & Co. acted as joint book-running managers for the underwritten offering. Canaccord Genuity LLC and Oppenheimer & Co. Inc. acted as co-managers.

Seres intends to use the net proceeds from the offerings, in addition to its existing cash resources, to advance the clinical development of its product candidates, for commercialization and manufacturing activities and for other general corporate and working capital purposes.

The common stock sold in the public offering was offered by Seres pursuant to a shelf registration statement on Form S-3 (File No. 333-244401), including a prospectus, which was automatically effective upon filing on August 11, 2020. A preliminary prospectus supplement to the prospectus describing the terms of the offering was filed with the SEC on August 11, 2020, and a final prospectus supplement was filed with the SEC on August 14, 2020. The offering was made only by means of a written prospectus and prospectus supplement that formed a part of the effective registration statement. Copies of the preliminary prospectus supplement and accompanying prospectus relating to the offering may be obtained by contacting: Cowen and Company, LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY, 11717, by telephone at (833) 297-2926, or by email at postsalemanualrequests@broadridge.com or Piper Sandler & Co., 800 Nicollet Mall, J12S03, Minneapolis, MN 55402, by telephone at (800) 747-3924, or by email at prospectus@psc.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of, these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of such state or jurisdiction.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including, but not limited to, statements regarding the anticipated net proceeds of the registered offering to Société des Produits Nestlé S.A. (“Nestlé”) and the proposed offering and the use of such proceeds. All such forward-looking statements are based on management’s current expectations of future events and are subject to a number of risks and uncertainties that could cause actual results to differ materially and adversely from those set forth in or implied by such forward-looking statements. These risks and uncertainties relate to market fluctuations in Seres’ common stock price and changes in market conditions, as well as the other factors discussed in the “Risk Factors” section in the prospectus supplement and registration statement referenced above, in the “Risk Factors” section in Seres’ Quarterly Report on Form 10-Q filed with the SEC on July 28, 2020, and in other reports that Seres files with the SEC. All information in this press release is as of the date of this release, and Seres undertakes no duty to update this information, even if subsequent events cause its views to change, unless required by law.

PR Contact

Lisa Raffensperger

lisa@tenbridgecommunications.com

IR Contact

Carlo Tanzi, Ph.D.

ctanzi@serestherapeutics.com

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the public offering to which this communication relates, which was automatically effective when filed. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with SEC for more complete information about the issuer and the public offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, a copy of the prospectus relating to the public offering may also be obtained by contacting: Cowen and Company, LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY, 11717, by telephone at (833) 297-2926, or by email at postsalemanualrequests@broadridge.com or Piper Sandler & Co., 800 Nicollet Mall, J12S03, Minneapolis, MN 55402, by telephone at (800) 747-3924, or by email at prospectus@psc.com.

This communication should be read in conjunction with the prospectus dated August 12, 2020. The information in this communication supersedes the information in the prospectus to the extent inconsistent with the information in the prospectus.